SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2025 FOURTH QUARTER AND FULL YEAR RESULTS1

“In 2025, the strength of our brands and the consistent execution of our strategy drove mid-single-digit Normalized EBITDA growth with margin expansion, despite a dynamic environment.” – Carlos Lisboa, CEO

Total Volume (organic)

4Q: -3.6% vs LY	FY: -3.3% vs LY

In 4Q25, consolidated volumes declined by 3.6%, primarily affected by cyclical factors that impacted consumption occasions. Volume performance in the quarter was driven by declines in Brazil (-3.7%, with -2.6% in Beer and -6.6% in NAB), Latin America South (“LAS”) (-4.9%) and Canada (-0.7%), while Central America and the Caribbean (“CAC”) delivered growth (+0.4%).

In FY25, total volumes declined by 3.3%, across all operations: Brazil (-4.1%, with -4.5% in Beer and -3.1% in NAB), CAC (-1.8%), LAS (-0.9%) and Canada (-1.3%).

Normalized EBITDA (organic)

4Q: +1.3% vs LY	FY: +5.6% vs LY

In 4Q25, Normalized EBITDA grew by 1.3%. Gross margin and Normalized EBITDA margin contracted by 230 bps and 110 bps, respectively, mainly due to the timing of our FX hedges.

In FY25, Normalized EBITDA grew by 5.6% and Normalized EBITDA margin expanded 50 bps to 33.4%, marking the third consecutive year of Normalized EBITDA margin expansion.

Cash flow from operating activities

4Q: R$ 13,251.9 million	FY: R$ 24,450.3 million

In 4Q25, cash flow from operating activities declined by 4.8% compared to R$ 13,914.3 million in 4Q24.

In FY25, cash flow from operating activities decreased by 6.3% compared to FY24, mainly reflecting volume declines that impacted working capital.

Net Revenue (organic)

4Q: +4.8% vs LY	FY: +4.0% vs LY

In 4Q25, top-line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 8.7%.

In FY25, net revenue grew by 4.0%, with NR/hl growth of 7.5%, driven by favorable mix, premiumization and revenue management initiatives. Net revenue increased in most of our operations, including LAS[2] (+15.6%), Brazil NAB (+4.9%) and Canada (+0.8%), while flat in Brazil Beer (0.0%), and declined slightly in CAC (-0.1%).

Normalized Profit

4Q: R$ 4,619.1 million	FY: R$ 15,115.1 million

In 4Q25, Normalized Profit declined by 8.0% compared to R$ 5,018.6 million in 4Q24.

In FY25, Normalized Profit increased by 1.6% compared to R$ 14,874.5 million in FY24, mainly driven by Normalized EBITDA growth and lower income tax expenses, despite higher net financial results.

Capital Allocation

In 2025, we announced approximately R$ 20 billion to be returned to shareholders through our ongoing share buyback program, dividends and interest on capital (“IOC”) payouts approved by the Board of Directors. On February 11, 2026, the Board of Directors approved the payment date (April 6, 2026) of the first tranche (R$ 1.2 billion) related to the IOC declared in 2025.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2025, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15). For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available on page 16.

ambev.com.br	Press Release – February 12, 2026

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MANAGEMENT COMMENTS

The disciplined execution of our strategic priorities strengthened our foundations, positioning us well to capture growth opportunities in 2026

2025 marked another year of consistent progress in our growth strategy, which proved particularly relevant amid a dynamic operating environment across our key markets. Unseasonable weather and consumer environment affected consumption occasions, particularly in channels linked to socialization, and weighed on industry volumes. Against this backdrop, we remained focused on executing our strategy. By staying disciplined and close to consumers and customers, we adapted our plans, navigated short-term headwinds and continued to strengthen our business.

This consistency strengthened our foundations and allowed us to build momentum into 2026, while advancing on our three strategic pillars.

•	Pillar one: lead and grow the category

Beer is a beloved and culturally relevant category that plays a central role in social moments across our markets. While short-term headwinds impacted the category in most of our key markets, its underlying fundamentals continue to support long-term growth.

As category leaders, our strategy focuses on unlocking long-term demand. Demographic trends in Latin America are supportive, and there are opportunities to grow consumption by expanding both out-of-home and at-home occasions.

Our portfolio continued to evolve, with brand equity remaining stable or improving across our key markets. Reflecting this strength, in 2025, once again, eight of our local and global brands were ranked among the ten most valuable beer brands in the world, according to Kantar BrandZ. We are leading where the category is expanding the most: premium and super-premium brands, balanced choices, and non-alcohol grew by high-single digits, low-forties and high-twenties, respectively, unlocking incremental participation and new occasions.

As a result of our brand-building efforts, products that address consumers’ needs and our revenue management strategy, our consolidated net revenue per hectoliter (“NR/hl”) grew by 7.5% in 2025, having increased consistently in all our business units.

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•	Pillar two: digitize and monetize our ecosystem

Data and technology continued to enhance our ability to read the market, respond faster and execute with greater precision.

On the B2B side, BEES remained a key enabler of commercial execution quality. Our customer-centric approach led us to leverage data to improve sell-out by benchmarking best-in-class points-of-sale across our ecosystem and scaling those practices to other customers. As for BEES Marketplace, we continued to scale both reach and availability of products to our customers, increasing the consolidated Gross Merchandise Value (“GMV”) by 70%, driven mostly by third-party partnerships (“3P”).

On the Direct-to-Consumer (“DTC”) front, Zé Delivery closed another year of growth, with GMV growing 13% versus 2024, reaching R$ 4.7 billion. Yearly orders reached approximately 67 million and Yearly Active Users (“YAU”) increased by 11%, reaching the record of 27 million people across Brazil. This platform keeps us close to young adult consumers, enhancing our understanding of consumer behavior and trends.

Together, BEES and Zé Delivery strengthen our ecosystem creating a more resilient and adaptable business model over time.

•	Pillar three: optimize our business

Discipline remained a cornerstone of our performance in 2025. Amid softer volumes, operational deleveraging and currency and commodities headwinds, this pillar became even more important.

Through productivity initiatives and disciplined cost and expenses management, we kept Cash COGS and Cash SG&A growth under control. This supported Normalized EBITDA growth across all business units, and consolidated Normalized EBITDA margin expansion of 50 bps, marking the third consecutive year of margin expansion. Stated EPS grew 8.2% and Normalized EPS grew 2.0% in the year, driven by our EBITDA performance and a lower effective tax rate.

As for our cash flow generation, our cash flow from operating activities remained solid and totaled R$ 24.5 billion. The R$ 1.6 billion decline year-on-year was mainly driven by the softer volumes that impacted working capital. Cash flow consumed in investing activities totaled approximately R$ 5.0 billion, mainly driven by capex investments, which were broadly in line with last year. Cash flow consumed in financing activities was roughly R$ 26.7 billion, reflecting a higher payout agenda and the completion of our 2024 share buyback program. In total, we returned R$ 21.7 billion to shareholders on a cash basis, representing approximately 90% of our operating cash flow for the year.

In 2025, our Board of Directors approved the distribution of R$ 13.2 billion in dividends, R$ 4.2 billion in IOC, and a new R$2.5 billion share buyback program. Altogether, these represented a declared return to our shareholders of approximately R$ 20 billion.

Throughout the year, we preserved execution continuity across our business units, reinforced our culture of ownership and adaptability, and stayed close to consumers and customers. As a result, we ended 2025 structurally stronger than we began, with improved profitability and a more resilient operating model.

ambev.com.br	Press Release – February 12, 2026

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Sustainability

Our 2025 sustainability goals disclosed in 2018 were designed to drive impact across our value chain. In Water Stewardship, we achieved the goal we had set for the 11 facilities located in high water-stress areas: all of them showed measurable improvements in water availability and quality. In Sustainable Agriculture, we completed the cycle with 100% of our direct farmers trained, connected, and financially empowered. In Climate Action, we reduced greenhouse gas (GHG) emissions across Scopes 1, 2 and 3 per hectoliter by 25.8%, fulfilling our objective of a 25% reduction in emissions intensity; we also continued to advance our energy transition, reaching 97.5% renewable electricity across all operations – the difference to the 100% target was due to structural and regulatory challenges in one of the countries where we operate. In Circular Packaging, we achieved 70.5% of packaging from returnable formats or with predominantly recycled content, with Brazil reaching 100% – on a consolidated base, we did not achieve 100% due to challenges related to the availability of viable recycled content, which is highly dependent on local recycling supply chains, and to dynamic market conditions, particularly in glass and PET packaging.

Financial highlights - Ambev consolidated
R$ million	4Q24	4Q25	% As Reported	% Organic	FY24	FY25	% As Reported	% Organic
Volume ('000 hl)	50,415.7	48,522.9	-3.8%	-3.6%	181,920.5	175,829.2	-3.3%	-3.3%
Net revenue	27,035.4	24,807.6	-8.2%	4.8%	89,452.7	88,242.5	-1.4%	4.0%
Gross profit	14,511.9	13,055.4	-10.0%	0.3%	45,837.6	45,378.3	-1.0%	3.4%
% Gross margin	53.7%	52.6%	-110 bps	-230 bps	51.2%	51.4%	20 bps	-40 bps
Normalized EBITDA	9,619.7	8,849.9	-8.0%	1.3%	29,028.9	29,506.4	1.6%	5.6%
% Normalized EBITDA margin	35.6%	35.7%	10 bps	-110 bps	32.5%	33.4%	90 bps	50 bps

Profit	5,024.6	4,529.5	-9.9%		14,847.0	15,988.4	7.7%
Normalized profit	5,018.6	4,619.1	-8.0%		14,874.5	15,115.1	1.6%
EPS (R$/shares)	0.31	0.28	-10.2%		0.92	0.99	8.2%
Normalized EPS (R$/shares)	0.31	0.28	-8.3%		0.92	0.94	2.0%

2026 OUTLOOK

Looking ahead, we continue to be positive about the beer category. The continued strength of our portfolio and the success of our innovations reinforce our confidence that there are meaningful opportunities to grow the category, both by expanding our consumers’ base and the number of occasions where beer is present. We start 2026 with a stronger foundation and we are excited about the opportunity to further connect to our consumers during the FIFA World Cup.

While the operating environment may remain dynamic, and assuming current FX and commodity prices, we expect our Cash COGS per hectoliter (“Cash COGS/hl”) in Brazil Beer (excluding non-Ambev marketplace products) to increase between 4.5% and 7.5%, with our average BRL/USD hedge rate for 2026 at 5.50 (+2.4% vs LY).

ambev.com.br	Press Release – February 12, 2026

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KEY MARKETS PERFORMANCES

Brazil Beer: Stronger portfolio drove low-single-digit bottom-line growth, with Normalized EBITDA margin expansion, despite industry softness and cost pressures

•	Operating performance:
o	4Q25: Volumes declined 2.6%, mainly impacted by adverse weather, mostly in October, and macro conditions. NR/hl excluding marketplace grew 4.4%, driven by disciplined revenue management and positive brand and channel mix. Cash COGS/hl excluding marketplace increased 13.6%, primarily reflecting anticipated FX and commodity headwinds, while Cash SG&A declined 6.7%, led by lower distribution and administrative expenses. Normalized EBITDA increased 0.2%, with gross margin and Normalized EBITDA margin contracting 330 bps and 60 bps, respectively.
o	FY25: Net revenue was flat (volumes -4.5% and NR/hl excluding marketplace +4.7%). Cash COGS/hl excluding marketplace increased 6.1%, in the lowest quartile of our full year’s guidance. Normalized EBITDA grew 3.2%, with gross margin contracting 30 bps, and Normalized EBITDA margin expanding 110 bps.
•	Commercial highlights: Our brands continued to gain brand health and to outperform in the fastest growing segments of the industry, gaining low-single digit market share in 4Q25, according to our estimates. In FY25, premium brands volumes increased 17%, consolidating our position as leaders of the segment for the full year, while non-alcohol beer volumes grew around 30%, reinforcing our leadership in this segment as well. Core volumes declined by high-single digit, mostly impacted by adverse weather conditions, while ongoing trade execution, marketing and innovation supported sequential improvement, with market share gains in 4Q25, according to our estimates. BEES delivered another year of NPS expansion (+4p.p. vs. FY24), with Marketplace GMV growing more than 100%, while Zé Delivery closed the year with all-time high performance in GMV, number of orders and yearly active users.
Brazil Beer[3]
R$ million	4Q24	Scope	Currency Translation	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	25,299.3	-		(662.6)	24,636.7	-2.6%	-2.6%
Net revenue	11,334.9	-	-	228.2	11,563.1	2.0%	2.0%
Net revenue/hl (R$)	448.0	-	-	21.3	469.3	4.8%	4.8%
COGS	(5,029.6)	-	-	(480.4)	(5,510.0)	9.6%	9.6%
COGS/hl (R$)	(198.8)	-	-	(24.8)	(223.7)	12.5%	12.5%
COGS excl. deprec. & amort.	(4,549.1)	-	-	(492.0)	(5,041.0)	10.8%	10.8%
COGS/hl excl. deprec. & amort. (R$)	(179.8)	-	-	(24.8)	(204.6)	13.8%	13.8%
Gross profit	6,305.3	-	-	(252.2)	6,053.0	-4.0%	-4.0%
% Gross margin	55.6%				52.3%	-330 bps	-330 bps
SG&A excl. deprec. & amort.	(3,080.4)	-	-	206.4	(2,874.1)	-6.7%	-6.7%
SG&A deprec. & amort.	(490.9)	-	-	(7.1)	(498.0)	1.4%	1.4%
SG&A total	(3,571.3)	-	-	199.3	(3,372.0)	-5.6%	-5.6%
Other operating income/(expenses)	519.2	(131.3)	-	115.5	503.4	-3.0%	33.1%
Other operating income/(expenses) excl. impair.	568.0	(131.3)	-	66.7	503.4	-11.4%	16.8%
Normalized Operating Profit	3,253.2	(131.3)	-	62.6	3,184.4	-2.1%	2.0%
% Normalized Operating margin	28.7%			0.0%	27.5%	-120 bps	0 bps
Normalized EBITDA	4,273.4	(131.3)	-	9.3	4,151.4	-2.9%	0.2%
% Normalized EBITDA margin	37.7%				35.9%	-180 bps	-60 bps

3 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 454.5 (4.4% organic growth) and R$ (192.6) (13.6% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 435.8 (4.7% organic growth) and R$ (184.4) (6.1% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – February 12, 2026

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Brazil Beer
R$ million	FY24	Scope	Currency Translation	Organic Growth	FY25	% As Reported	% Organic
Volume ('000 hl)	93,634.6	-		(4,240.1)	89,394.5	-4.5%	-4.5%
Net revenue	40,220.2	-	-	10.5	40,230.6	0.0%	0.0%
Net revenue/hl (R$)	429.5	-	-	20.5	450.0	4.8%	4.8%
COGS	(19,282.3)	-	-	(98.2)	(19,380.5)	0.5%	0.5%
COGS/hl (R$)	(205.9)	-	-	(10.9)	(216.8)	5.3%	5.3%
COGS excl. deprec. & amort.	(17,353.6)	-	-	(177.2)	(17,530.8)	1.0%	1.0%
COGS/hl excl. deprec. & amort. (R$)	(185.3)	-	-	(10.8)	(196.1)	5.8%	5.8%
Gross profit	20,937.8	-	-	(87.7)	20,850.2	-0.4%	-0.4%
% Gross margin	52.1%				51.8%	-30 bps	-30 bps
SG&A excl. deprec. & amort.	(10,999.5)	-	-	454.8	(10,544.7)	-4.1%	-4.1%
SG&A deprec. & amort.	(1,850.0)	-	-	(32.6)	(1,882.7)	1.8%	1.8%
SG&A total	(12,849.6)	-	-	422.2	(12,427.4)	-3.3%	-3.3%
Other operating income/(expenses)	1,878.3	(183.0)	-	195.8	1,891.1	0.7%	12.3%
Other operating income/(expenses) excl. impair.	1,927.1	(183.0)	-	147.0	1,891.1	-1.9%	9.0%
Normalized Operating Profit	9,966.6	(183.0)	-	530.4	10,313.9	3.5%	5.5%
% Normalized Operating margin	24.8%			0.0%	25.6%	80 bps	130 bps
Normalized EBITDA	13,794.2	(183.0)	-	435.1	14,046.3	1.8%	3.2%
% Normalized EBITDA margin	34.3%				34.9%	60 bps	110 bps

ambev.com.br	Press Release – February 12, 2026

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Brazil NAB: Top- and bottom-line growth, with Normalized EBITDA margin expansion

•	Operating performance:
○	4Q25: Volumes decreased by 6.6%, impacted by adverse weather, mostly in October, macro conditions and our revenue management strategy. Net revenue grew by 2.0%, with NR/hl up 9.2%, reflecting our revenue management initiatives and a favorable brand mix. On the cost side, Cash COGS/hl increased by 9.6% on the back of higher FX and brand mix, while Cash SG&A decreased 14.8% mainly due to logistics efficiencies and calendarization of marketing campaigns in the year. Normalized EBITDA increased by 16.1%, with gross margin contracting by 50 bps and Normalized EBITDA margin expanding by 410 bps.
o	FY25: Net revenue grew by 4.9% (volumes -3.1% and NR/hl +8.3%), and Normalized EBITDA was up 8.5%, with gross margin contracting 140 bps and Normalized EBITDA margin expanding 90 bps.
•	Commercial highlights: In 1H25 volume momentum and execution supported market share gains, according to our estimates; while 2H25 performance was affected by a soft CSD industry, amid the same cyclical drivers that impacted beer, and our revenue management strategy, leading to a market share decline in the period, according to our estimates. Our brands continued to strengthen, with Guaraná Antarctica reaching all time high brand power. Non-sugar beverages continued on a strong trajectory, with Guaraná Antarctica Zero and Pepsi Black both growing volumes in the thirties, reinforcing the strength of our portfolio in the non-sugar segment.

Brazil NAB[4]
R$ million	4Q24	Scope	Currency Translation	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	9,591.3	-		(634.1)	8,957.3	-6.6%	-6.6%
Net revenue	2,383.7	-	-	47.6	2,431.2	2.0%	2.0%
Net revenue/hl (R$)	248.5	-	-	22.9	271.4	9.2%	9.2%
COGS	(1,220.7)	-	-	(35.4)	(1,256.1)	2.9%	2.9%
COGS/hl (R$)	(127.3)	-	-	(13.0)	(140.2)	10.2%	10.2%
COGS excl. deprec. & amort.	(1,194.6)	-	-	(27.6)	(1,222.2)	2.3%	2.3%
COGS/hl excl. deprec. & amort. (R$)	(124.6)	-	-	(11.9)	(136.5)	9.6%	9.6%
Gross profit	1,163.0	-	-	12.2	1,175.2	1.0%	1.0%
% Gross margin	48.8%				48.3%	-50 bps	-50 bps
SG&A excl. deprec. & amort.	(604.0)	-	-	89.6	(514.5)	-14.8%	-14.8%
SG&A deprec. & amort.	(63.2)	-	-	-	(63.2)	0.0%	0.0%
SG&A total	(667.2)	-	-	89.6	(577.7)	-13.4%	-13.4%
Other operating income/(expenses)	225.4	(102.9)	-	3.4	125.9	-44.2%	2.9%
Normalized Operating Profit	721.2	(102.9)	-	105.1	723.4	0.3%	17.2%
% Normalized Operating margin	30.3%			0.0%	29.8%	-50 bps	380 bps
Normalized EBITDA	810.5	(102.9)	-	112.9	820.4	1.2%	16.1%
% Normalized EBITDA margin	34.0%				33.7%	-30 bps	410 bps

Brazil NAB
R$ million	FY24	Scope	Currency Translation	Organic Growth	FY25	% As Reported	% Organic
Volume ('000 hl)	34,685.6	-		(1,071.2)	33,614.4	-3.1%	-3.1%
Net revenue	8,385.2	-	-	415.0	8,800.1	4.9%	4.9%
Net revenue/hl (R$)	241.7	-	-	20.0	261.8	8.3%	8.3%
COGS	(4,526.9)	-	-	(347.4)	(4,874.4)	7.7%	7.7%
COGS/hl (R$)	(130.5)	-	-	(14.5)	(145.0)	11.1%	11.1%
COGS excl. deprec. & amort.	(4,380.6)	-	-	(360.6)	(4,741.2)	8.2%	8.2%
COGS/hl excl. deprec. & amort. (R$)	(126.3)	-	-	(14.8)	(141.0)	11.7%	11.7%
Gross profit	3,858.2	-	-	67.5	3,925.7	1.8%	1.8%
% Gross margin	46.0%				44.6%	-140 bps	-140 bps
SG&A excl. deprec. & amort.	(2,056.5)	-	-	91.9	(1,964.6)	-4.5%	-4.5%
SG&A deprec. & amort.	(254.4)	-	-	(15.4)	(269.8)	6.1%	6.1%
SG&A total	(2,310.8)	-	-	76.5	(2,234.4)	-3.3%	-3.3%
Other operating income/(expenses)	537.5	(112.0)	-	54.2	479.6	-10.8%	13.3%
Normalized Operating Profit	2,084.9	(112.0)	-	198.2	2,171.0	4.1%	10.1%
% Normalized Operating margin	24.9%			0.0%	24.7%	-20 bps	120 bps
Normalized EBITDA	2,485.6	(112.0)	-	200.4	2,574.0	3.6%	8.5%
% Normalized EBITDA margin	29.6%				29.2%	-40 bps	90 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[5]
R$ million	4Q24	Scope	Currency Translation	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	34,890.7	-		(1,296.7)	33,594.0	-3.7%	-3.7%
Net revenue	13,718.6	-	-	275.7	13,994.3	2.0%	2.0%
Net revenue/hl (R$)	393.2	-	-	23.4	416.6	5.9%	5.9%
COGS	(6,250.3)	-	-	(515.8)	(6,766.1)	8.3%	8.3%
COGS/hl (R$)	(179.1)	-	-	(22.3)	(201.4)	12.4%	12.4%
COGS excl. deprec. & amort.	(5,743.7)	-	-	(519.6)	(6,263.3)	9.0%	9.0%
COGS/hl excl. deprec. & amort. (R$)	(164.6)	-	-	(21.8)	(186.4)	13.3%	13.3%
Gross profit	7,468.3	-	-	(240.1)	7,228.2	-3.2%	-3.2%
% Gross margin	54.4%				51.7%	-270 bps	-270 bps
SG&A excl. deprec. & amort.	(3,684.5)	-	-	295.9	(3,388.5)	-8.0%	-8.0%
SG&A deprec. & amort.	(554.1)	-	-	(7.1)	(561.1)	1.3%	1.3%
SG&A total	(4,238.6)	-	-	288.9	(3,949.7)	-6.8%	-6.8%
Other operating income/(expenses)	744.7	(234.3)	-	118.9	629.3	-15.5%	25.6%
Other operating income/(expenses) excl. impair.	793.5	(234.3)	-	70.1	629.3	-20.7%	13.6%
Normalized Operating Profit	3,974.4	(234.3)	-	167.7	3,907.8	-1.7%	4.5%
% Normalized Operating margin	29.0%			0.0%	27.9%	-110 bps	70 bps
Normalized EBITDA	5,083.9	(234.3)	-	122.2	4,971.8	-2.2%	2.5%
% Normalized EBITDA margin	37.1%				35.5%	-160 bps	20 bps

Brazil
R$ million	FY24	Scope	Currency Translation	Organic Growth	FY25	% As Reported	% Organic
Volume ('000 hl)	128,320.2	-		(5,311.3)	123,008.9	-4.1%	-4.1%
Net revenue	48,605.3	-	-	425.5	49,030.8	0.9%	0.9%
Net revenue/hl (R$)	378.8	-	-	19.8	398.6	5.2%	5.2%
COGS	(23,809.3)	-	-	(445.6)	(24,254.9)	1.9%	1.9%
COGS/hl (R$)	(185.5)	-	-	(11.6)	(197.2)	6.3%	6.3%
COGS excl. deprec. & amort.	(21,734.1)	-	-	(537.8)	(22,271.9)	2.5%	2.5%
COGS/hl excl. deprec. & amort. (R$)	(169.4)	-	-	(11.7)	(181.1)	6.9%	6.9%
Gross profit	24,796.0	-	-	(20.2)	24,775.9	-0.1%	-0.1%
% Gross margin	51.0%				50.5%	-50 bps	-50 bps
SG&A excl. deprec. & amort.	(13,056.0)	-	-	546.7	(12,509.3)	-4.2%	-4.2%
SG&A deprec. & amort.	(2,104.4)	-	-	(48.1)	(2,152.4)	2.3%	2.3%
SG&A total	(15,160.4)	-	-	498.7	(14,661.7)	-3.3%	-3.3%
Other operating income/(expenses)	2,415.8	(295.0)	-	250.0	2,370.8	-1.9%	12.5%
Other operating income/(expenses) excl. impair.	2,464.6	(295.0)	-	201.2	2,370.8	-3.8%	9.8%
Normalized Operating Profit	12,051.5	(295.0)	-	728.5	12,484.9	3.6%	6.3%
% Normalized Operating margin	24.8%			0.0%	25.5%	70 bps	130 bps
Normalized EBITDA	16,279.8	(295.0)	-	635.6	16,620.3	2.1%	4.0%
% Normalized EBITDA margin	33.5%				33.9%	40 bps	100 bps

5 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 405.7 (5.7% organic growth) and R$ (177.6) (13.0% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 388.2 (5.2% organic growth) and R$ (172.5) (7.2% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): Low-single-digit bottom-line growth with margin expansion, despite soft industries

•	Operating performance:
o	4Q25: Volumes increased 0.4%, improving sequentially throughout the quarter, despite a weather-related disruption. NR/hl decreased 1.1% mainly due to country and segment mix, while Cash COGS/hl increased by 0.3% primarily due to FX, and Cash SG&A increased by 3.2%. Normalized EBITDA decreased by 3.8% with gross margin and Normalized EBITDA margins contracting 180 bps and 130 bps, respectively.
o

FY25: Net revenue remained flattish (-0.1%), with volumes decreasing by 1.8% and NR/hl increasing by 1.7%. Normalized EBITDA grew by 2.7%, with gross and Normalized EBITDA margin expansion of 10 bps and 110 bps, respectively.

•	Commercial highlights: In the Dominican Republic the consumption environment improved sequentially through the year, while beer gained share of alcoholic beverages. Our beer market share was stable, supported by a strong portfolio. Brand equity for the Presidente family reached all-time high. In Panama, the beer industry declined, reflecting a dynamic economic environment during the year. The continued investment behind our brands strengthened the Balboa family to all-time high equity.
CAC[6]
R$ million	4Q24	Scope	Currency Translation	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	3,349.6	(98.3)		11.8	3,263.1	-2.6%	0.4%
Net revenue	3,270.5	(138.0)	(325.0)	(24.0)	2,783.5	-14.9%	-0.8%
Net revenue/hl (R$)	976.4	(12.9)	(99.6)	(10.9)	853.0	-12.6%	-1.1%
COGS	(1,483.1)	83.1	134.1	(45.3)	(1,311.1)	-11.6%	3.2%
COGS/hl (R$)	(442.8)	12.2	41.1	(12.3)	(401.8)	-9.3%	2.9%
COGS excl. deprec. & amort.	(1,286.7)	75.0	115.7	(8.5)	(1,104.4)	-14.2%	0.7%
COGS/hl excl. deprec. & amort. (R$)	(384.1)	11.5	35.5	(1.2)	(338.5)	-11.9%	0.3%
Gross profit	1,787.5	(54.9)	(190.8)	(69.3)	1,472.4	-17.6%	-4.0%
% Gross margin	54.7%				52.9%	-180 bps	-180 bps
SG&A excl. deprec. & amort.	(520.3)	29.3	55.0	(15.8)	(451.8)	-13.2%	3.2%
SG&A deprec. & amort.	(104.1)	7.4	7.7	26.2	(62.9)	-39.6%	-27.1%
SG&A total	(624.4)	36.7	62.7	10.3	(514.6)	-17.6%	-1.8%
Other operating income/(expenses)	(21.8)	2.0	(0.7)	(4.6)	(25.1)	14.8%	23.0%
Normalized Operating Profit	1,141.2	(16.2)	(128.8)	(63.5)	932.7	-18.3%	-5.6%
% Normalized Operating margin	34.9%				33.5%	-140 bps	-180 bps
Normalized EBITDA	1,441.7	(31.7)	(154.9)	(52.9)	1,202.2	-16.6%	-3.8%
% Normalized EBITDA margin	44.1%				43.2%	-90 bps	-130 bps

CAC	FY24	Scope	Currency Translation	Organic Growth	FY25	% As Reported	% Organic
R$ million
Volume ('000 hl)	12,408.6	(149.5)		(223.3)	12,035.8	-3.0%	-1.8%
Net revenue	11,023.7	(206.1)	161.8	(15.5)	10,963.9	-0.5%	-0.1%
Net revenue/hl (R$)	888.4	(6.0)	13.4	15.1	910.9	2.5%	1.7%
COGS	(5,076.2)	125.4	(89.8)	18.4	(5,022.2)	-1.1%	-0.4%
COGS/hl (R$)	(409.1)	5.2	(7.5)	(6.0)	(417.3)	2.0%	1.5%
COGS excl. deprec. & amort.	(4,475.2)	112.4	(84.0)	44.4	(4,402.4)	-1.6%	-1.0%
COGS/hl excl. deprec. & amort. (R$)	(360.7)	4.8	(7.0)	(2.9)	(365.8)	1.4%	0.8%
Gross profit	5,947.5	(80.7)	71.9	2.9	5,941.7	-0.1%	0.0%
% Gross margin	54.0%				54.2%	20 bps	10 bps
SG&A excl. deprec. & amort.	(1,928.9)	47.0	(37.4)	100.8	(1,818.4)	-5.7%	-5.4%
SG&A deprec. & amort.	(281.0)	12.0	(4.9)	22.2	(251.8)	-10.4%	-8.2%
SG&A total	(2,209.9)	59.0	(42.3)	123.0	(2,070.2)	-6.3%	-5.7%
Other operating income/(expenses)	(13.5)	1.9	(1.7)	(8.9)	(22.2)	64.1%	76.7%
Normalized Operating Profit	3,724.1	(19.8)	27.9	117.0	3,849.3	3.4%	3.2%
% Normalized Operating margin	33.8%	0.0%	0.0%	0.0%	35.1%	130 bps	120 bps
Normalized EBITDA	4,606.1	(44.8)	38.7	120.9	4,720.9	2.5%	2.7%
% Normalized EBITDA margin	41.8%				43.1%	130 bps	110 bps

6 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 813.9 (1.3% organic decline) and R$ (308.8) (1.2% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 871.4 (2.0% organic growth) and R$ (331.3) (1.5% organic growth), respectively. The scope change in CAC refers to the sale of a subsidiary.

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Latin America South (LAS): Mid-teens top-line and low-teens bottom-line growth. Excluding Argentina, volumes increased by mid-single digit, with margin expansion

•	Operating performance:
o	4Q25: Volumes were down 4.9%. Top-line increased, led by the execution of our revenue management strategy. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation. Normalized EBITDA increased by 1.1%, with gross margin retracting by 220 bps and Normalized EBITDA margin declining by 360 bps.
o	FY25: Net revenue was up 15.6% (volumes -0.9% and NR/hl +16.7%), and Normalized EBITDA rose by 12.9%, with gross margin remaining flat and Normalized EBITDA margin contracting 60 bps.
•	Commercial highlights: In Argentina, macroeconomic conditions showed signs of improvement during the year, with lower inflation and reduced FX volatility. The recovery in consumption, however, remained gradual. Our performance improved sequentially towards the end of the year, supported by disciplined execution and revenue management initiatives. While market share declined, according to our estimates, brand power increased in the year. In Bolivia, volumes grew mid-teens in the year, gaining market share, according to our estimates, supported by the performance of our megabrands Paceña and Huari.
LAS[7]				IAS 29 9M Impact
R$ million	4Q24	Scope	Currency Translation		Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	10,059.8	-		-	(494.0)	9,565.8	-4.9%	-4.9%
Net revenue	7,437.3	(533.0)	(2,312.8)	74.4	999.2	5,665.0	-23.8%	13.4%
Net revenue/hl (R$)	739.3	(53.0)	(241.8)	5.0	142.6	592.2	-19.9%	19.3%
COGS	(3,684.6)	421.8	1,311.6	(47.3)	(679.0)	(2,677.5)	-27.3%	18.4%
COGS/hl (R$)	(366.3)	41.9	137.1	(2.8)	(89.9)	(279.9)	-23.6%	24.5%
COGS excl. deprec. & amort.	(3,374.7)	417.4	1,207.1	(41.2)	(687.3)	(2,478.7)	-26.6%	20.4%
COGS/hl excl. deprec. & amort. (R$)	(335.5)	41.5	126.2	(2.2)	(89.2)	(259.1)	-22.8%	26.6%
Gross profit	3,752.7	(111.2)	(1,001.3)	27.0	320.2	2,987.6	-20.4%	8.5%
% Gross margin	50.5%					52.7%	220 bps	-220 bps
SG&A excl. deprec. & amort.	(1,658.4)	195.7	659.2	(48.5)	(324.8)	(1,176.7)	-29.0%	19.6%
SG&A deprec. & amort.	(160.1)	(80.7)	90.3	(8.1)	11.3	(147.3)	-8.0%	-7.1%
SG&A total	(1,818.4)	115.0	749.5	(56.6)	(313.5)	(1,324.0)	-27.2%	17.2%
Other operating income/(expenses)	27.0	6.1	(14.0)	2.6	40.5	62.2	130.1%	149.9%
Normalized Operating Profit	1,961.4	9.9	(265.7)	(27.0)	47.3	1,725.8	-12.0%	2.4%
% Normalized Operating margin	26.4%	0.0%	0.0%	0.0%	0.0%	30.5%	410 bps	-260 bps
Normalized EBITDA	2,431.3	86.2	(460.5)	(12.7)	27.6	2,071.9	-14.8%	1.1%
% Normalized EBITDA margin	32.7%					36.6%	390 bps	-360 bps

LAS	FY24	Scope	Currency Translation		Organic Growth	FY25	% As Reported	% Organic
R$ million				IAS 29 9M Impact
Volume ('000 hl)	32,447.6	-		-	(285.3)	32,162.3	-0.9%	-0.9%
Net revenue	19,829.7	(215.2)	(4,243.9)	(485.2)	3,102.9	17,988.3	-9.3%	15.6%
Net revenue/hl (R$)	611.1	(6.6)	(132.0)	(15.1)	101.9	559.3	-8.5%	16.7%
COGS	(10,460.4)	(44.3)	2,658.2	231.4	(1,648.7)	(9,263.8)	-11.4%	15.8%
COGS/hl (R$)	(322.4)	(1.4)	82.6	7.2	(54.1)	(288.0)	-10.7%	16.8%
COGS excl. deprec. & amort.	(9,496.8)	(24.7)	2,420.7	201.1	(1,578.9)	(8,478.6)	-10.7%	16.6%
COGS/hl excl. deprec. & amort. (R$)	(292.7)	(0.8)	75.3	6.2	(51.7)	(263.6)	-9.9%	17.7%
Gross profit	9,369.3	(259.5)	(1,585.7)	(253.8)	1,454.3	8,724.5	-6.9%	15.5%
% Gross margin	47.2%					48.5%	130 bps	0 bps
SG&A excl. deprec. & amort.	(4,936.0)	71.3	1,318.6	91.3	(860.6)	(4,315.4)	-12.6%	17.4%
SG&A deprec. & amort.	(479.9)	(124.0)	168.0	6.5	(28.0)	(457.5)	-4.7%	5.8%
SG&A total	(5,416.0)	(52.7)	1,486.6	97.8	(888.6)	(4,772.9)	-11.9%	16.4%
Other operating income/(expenses)	45.8	21.5	(20.9)	6.9	41.1	94.4	106.0%	89.7%
Normalized Operating Profit	3,999.2	(290.7)	(120.0)	(149.1)	606.8	4,046.1	1.2%	15.2%
% Normalized Operating margin	20.2%	0.0%	0.0%		0.0%	22.5%	230 bps	-10 bps
Normalized EBITDA	5,442.7	(147.0)	(525.5)	(186.0)	704.5	5,288.6	-2.8%	12.9%
% Normalized EBITDA margin	27.4%					29.4%	200 bps	-60 bps

7 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 585.2 (19.9% organic growth) and R$ (253.0) (27.6% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 551.7 (16.7% organic growth) and R$ (257.1) (17.7% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations and the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year), as detailed on pages 15 and 16.

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Canada: Top- and bottom-line growth, with margin expansion, outperforming both beer and beyond beer industries

•	Operating performance:
o	4Q25: Volumes decreased by 0.7%, outperforming the industry in both beer and beyond beer, mainly supported by the continued strength of our megabrands. Top-line increased by 1.6%, with NR/hl growth of 2.3% reflecting our revenue management initiatives and continued premiumization of our portfolio. Normalized EBITDA increased by 3.8% with Normalized EBITDA margin expansion of 50 bps.
o	In FY25: Net revenue was up 0.8% (volumes -1.3% and NR/hl +2.2%), and Normalized EBITDA increased by 4.7%, with gross margin expansion of 60 bps, and Normalized EBITDA margin expansion of 100 bps.
•	Commercial highlights: We gained market share in beer and beyond beer both in the quarter and full year, according to our estimates. In Beer, three of our megabrands were among the top five fastest-growing beer brand families in the year, led by Busch which was number one. Our megabrands also improved brand health in the year. The non-alcohol beer segment continued to grow, supported by the launch of Michelob Ultra Zero and by Corona Cero, which continues to grow market share in the segment, according to our estimates. In Beyond Beer, market share gains were driven mainly by Mike’s Hard Lemonade and Cutwater, according to our estimates, which were among the top five fastest growing brands in the category.
Canada[8]
R$ million	4Q24	Scope	Currency Translation	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	2,115.7	(0.7)		(14.9)	2,100.1	-0.7%	-0.7%
Net revenue	2,609.0	(1.2)	(283.8)	40.8	2,364.8	-9.4%	1.6%
Net revenue/hl (R$)	1,233.2	(0.1)	(135.1)	28.1	1,126.1	-8.7%	2.3%
COGS	(1,105.6)	0.1	119.5	(11.6)	(997.6)	-9.8%	1.1%
COGS/hl (R$)	(522.6)	(0.1)	56.9	(9.2)	(475.0)	-9.1%	1.8%
COGS excl. deprec. & amort.	(1,014.0)	0.1	112.2	(20.1)	(921.7)	-9.1%	2.0%
COGS/hl excl. deprec. & amort. (R$)	(479.3)	(0.1)	53.4	(12.9)	(438.9)	-8.4%	2.7%
Gross profit	1,503.4	(1.1)	(164.3)	29.1	1,367.2	-9.1%	1.9%
% Gross margin	57.6%				57.8%	20 bps	20 bps
SG&A excl. deprec. & amort.	(931.7)	0.2	88.2	3.1	(840.3)	-9.8%	-0.3%
SG&A deprec. & amort.	(72.5)	-	8.6	2.3	(61.7)	-15.0%	-3.1%
SG&A total	(1,004.2)	0.2	96.7	5.3	(902.0)	-10.2%	-0.5%
Other operating income/(expenses)	(0.5)	-	0.4	1.4	1.2	nm	nm
Normalized Operating Profit	498.7	(0.8)	(67.2)	35.8	466.5	-6.5%	7.2%
% Normalized Operating margin	19.1%	0.0%	0.0%	0.0%	19.7%	60 bps	100 bps
Normalized EBITDA	662.8	(0.8)	(83.1)	25.1	604.0	-8.9%	3.8%
% Normalized EBITDA margin	25.4%				25.5%	10 bps	50 bps
Canada
R$ million	FY24	Scope	Currency Translation	Organic Growth	FY25	% As Reported	% Organic
Volume ('000 hl)	8,744.1	(4.5)		(117.4)	8,622.2	-1.4%	-1.3%
Net revenue	9,993.9	(6.3)	188.4	83.6	10,259.5	2.7%	0.8%
Net revenue/hl (R$)	1,142.9	(0.1)	21.8	25.3	1,189.9	4.1%	2.2%
COGS	(4,269.2)	0.7	(79.4)	24.6	(4,323.3)	1.3%	-0.6%
COGS/hl (R$)	(488.2)	(0.2)	(9.2)	(3.8)	(501.4)	2.7%	0.8%
COGS excl. deprec. & amort.	(3,971.2)	0.7	(74.1)	8.0	(4,036.6)	1.6%	-0.2%
COGS/hl excl. deprec. & amort. (R$)	(454.2)	(0.1)	(8.6)	(5.3)	(468.2)	3.1%	1.2%
Gross profit	5,724.7	(5.6)	109.0	108.2	5,936.3	3.7%	1.9%
% Gross margin	57.3%				57.9%	60 bps	60 bps
SG&A excl. deprec. & amort.	(3,331.7)	1.2	(61.3)	52.5	(3,339.3)	0.2%	-1.6%
SG&A deprec. & amort.	(274.5)	-	(5.4)	(15.9)	(295.8)	7.8%	5.8%
SG&A total	(3,606.2)	1.2	(66.7)	36.6	(3,635.1)	0.8%	-1.0%
Other operating income/(expenses)	9.2	-	(0.1)	(16.1)	(7.1)	-177.4%	-175.9%
Normalized Operating Profit	2,127.7	(4.4)	42.1	128.7	2,294.1	7.8%	6.1%
% Normalized Operating margin	21.3%	0.0%	0.0%	0.0%	22.4%	110 bps	110 bps
Normalized EBITDA	2,700.2	(4.4)	52.8	127.9	2,876.5	6.5%	4.7%
% Normalized EBITDA margin	27.0%				28.0%	100 bps	100 bps

8 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,123.1 (2.3% organic growth) and R$ (437.0) (2.8% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,187.4 (2.2% organic growth) and R$ (466.4) (1.2% organic growth), respectively. The scope change in Canada refers to the discontinuation of distribution rights.

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AMBEV CONSOLIDATED

Ambev[9]
R$ million	4Q24	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q25	% As Reported	% Organic
Volume ('000 hl)	50,415.7	(99.1)	-		(1,793.7)	48,522.9	-3.8%	-3.6%
Net revenue	27,035.4	(672.2)	(2,921.6)	74.4	1,291.6	24,807.6	-8.2%	4.8%
Net revenue/hl (R$)	536.3	(12.3)	(60.2)	1.1	46.4	511.3	-4.7%	8.7%
COGS	(12,523.5)	505.0	1,565.2	(47.3)	(1,251.7)	(11,752.3)	-6.2%	10.1%
COGS/hl (R$)	(248.4)	9.5	32.3	(0.7)	(34.9)	(242.2)	-2.5%	14.1%
COGS excl. deprec. & amort.	(11,419.0)	492.5	1,435.0	(41.2)	(1,235.4)	(10,768.1)	-5.7%	10.9%
COGS/hl excl. deprec. & amort. (R$)	(226.5)	9.3	29.6	(0.5)	(33.8)	(221.9)	-2.0%	15.0%
Gross profit	14,511.9	(167.2)	(1,356.4)	27.0	39.9	13,055.4	-10.0%	0.3%
% Gross margin	53.7%					52.6%	-110 bps	-230 bps
SG&A excl. deprec. & amort.	(6,794.9)	225.3	802.4	(48.5)	(41.6)	(5,857.3)	-13.8%	0.6%
SG&A deprec. & amort.	(890.7)	(73.4)	106.5	(8.1)	32.7	(833.0)	-6.5%	-3.7%
SG&A total	(7,685.6)	151.9	908.9	(56.6)	(8.9)	(6,690.3)	-13.0%	0.1%
Other operating income/(expenses)	749.3	(226.2)	(14.3)	2.6	156.3	667.7	-10.9%	33.1%
Other operating income/(expenses) excl. impair.	798.2	(226.2)	(14.3)	2.6	107.5	667.7	-16.3%	20.6%
Normalized Operating Profit	7,575.7	(241.4)	(461.7)	(27.0)	187.3	7,032.8	-7.2%	2.6%
% Normalized Operating margin	28.0%	0.0%	0.0%	0.0%	0.0%	28.3%	30 bps	-60 bps
Exceptional items above EBITDA	(52.6)	3.9	(10.4)	(8.1)	(62.4)	(129.6)	146.4%	119.1%
Net finance results	(614.6)					(1,085.4)	76.6%
Share of results of joint ventures	2.1					113.9	nm
Income tax expense	(1,886.0)					(1,402.2)	-25.7%
Profit	5,024.6					4,529.5	-9.9%
Attributable to Ambev holders	4,880.4					4,346.6	-10.9%
Attributable to non-controlling interests	144.2					182.9	26.8%

Normalized profit	5,018.6					4,619.1	-8.0%
Attributable to Ambev holders	4,874.4					4,434.4	-9.0%

Normalized EBITDA	9,619.7	(180.6)	(698.5)	(12.7)	122.0	8,849.9	-8.0%	1.3%
% Normalized EBITDA margin	35.6%					35.7%	10 bps	-110 bps

9 In 4Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 499.6 (8.7% organic growth) and R$ (212.5) (15.4% organic growth), respectively. In FY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 490.4 (7.6% organic growth) and R$ (213.3) (9.1% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) adjustments relating to the application of the cap methodology for organic growth calculation in Argentina, as detailed on page 16; (iii) the discontinuation of distribution rights in Canada; and (iv) sale of subsidiary’s organic effect in CAC.

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Ambev
R$ million	FY24	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY25	% As Reported	% Organic
Volume ('000 hl)	181,920.5	(154.0)	-		(5,937.3)	175,829.2	-3.3%	-3.3%
Net revenue	89,452.7	(427.7)	(3,893.8)	(485.2)	3,596.5	88,242.5	-1.4%	4.0%
Net revenue/hl (R$)	491.7	(1.9)	(22.1)	(2.8)	37.0	501.9	2.1%	7.5%
COGS	(43,615.1)	81.9	2,489.0	231.4	(2,051.3)	(42,864.1)	-1.7%	4.7%
COGS/hl (R$)	(239.7)	0.2	14.2	1.3	(19.7)	(243.8)	1.7%	8.3%
COGS excl. deprec. & amort.	(39,677.3)	88.5	2,262.6	201.1	(2,064.4)	(39,189.5)	-1.2%	5.2%
COGS/hl excl. deprec. & amort. (R$)	(218.1)	0.3	12.9	1.1	(19.1)	(222.9)	2.2%	8.8%
Gross profit	45,837.6	(345.8)	(1,404.8)	(253.8)	1,545.2	45,378.3	-1.0%	3.4%
% Gross margin	51.2%	0.0%				51.4%	20 bps	-40 bps
SG&A excl. deprec. & amort.	(23,252.6)	119.5	1,219.9	91.3	(160.6)	(21,982.4)	-5.5%	0.7%
SG&A deprec. & amort.	(3,139.8)	(112.1)	157.7	6.5	(69.8)	(3,157.5)	0.6%	2.2%
SG&A total	(26,392.4)	7.5	1,377.6	97.8	(230.3)	(25,139.9)	-4.7%	0.9%
Other operating income/(expenses)	2,457.3	(271.6)	(22.8)	6.9	266.1	2,435.9	-0.9%	13.0%
Other operating income/(expenses) excl. impair.	2,506.1	(271.6)	(22.8)	6.9	217.3	2,435.9	-2.8%	10.4%
Normalized Operating Profit	21,902.5	(610.0)	(50.0)	(149.1)	1,581.0	22,674.3	3.5%	7.4%
% Normalized Operating margin	24.5%	0.0%	0.0%	0.0%	0.0%	25.7%	120 bps	80 bps
Exceptional items above EBITDA	(100.8)	4.1	52.4	(7.6)	695.2	643.3	nm	nm
Net finance results	(2,318.2)					(4,001.7)	72.6%
Share of results of joint ventures	3.9					105.8	nm
Income tax expense	(4,640.4)					(3,433.2)	-26.0%
Profit	14,847.0					15,988.4	7.7%
Attributable to Ambev holders	14,437.2					15,503.4	7.4%
Attributable to non-controlling interests	409.7					485.0	18.4%

Normalized profit	14,874.5					15,115.1	1.6%
Attributable to Ambev holders	14,464.6					14,646.6	1.3%

Normalized EBITDA	29,028.9	(491.3)	(434.0)	(186.0)	1,588.9	29,506.4	1.6%	5.6%
% Normalized EBITDA margin	32.5%					33.4%	90 bps	50 bps

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	4Q24	4Q25	FY24	FY25
R$ million

Government grants and subsidized loan gains	463.6	506.9	1,764.8	1,864.9
Prior year tax credits/(debits)	186.7	-	209.7	-
(Additions to)/reversals of provisions	(49.4)	(138.3)	(69.3)	(222.2)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	46.4	13.2	121.3	85.2
Other operating income/(expenses), net	102.0	285.8	430.9	708.1

Total	749.3	667.7	2,457.3	2,435.9

EXCEPTIONAL ITEMS

Exceptional items above EBITDA correspond primarily to restructuring expenses related to organizational improvements, resizing initiatives, and digitalization efforts within the Group, as well as to the results from the sale of a subsidiary in CAC, as per Note 1 - General Information to our twelve-month period ended December 31, 2025 consolidated financial statements.

Exceptional Items	4Q24	4Q25	FY24	FY25
R$ million

Restructuring	(51.9)	(104.0)	(99.3)	(215.0)
Result on sale of subsidiary	-	(22.5)	-	862.0
IAS 29/CPC 42 (hyperinflation) application effect	(0.7)	(3.1)	(1.5)	(3.7)

Total	(52.6)	(129.6)	(100.8)	643.3

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NET FINANCE RESULTS

Net finance results in 4Q25 totaled R$ (1,085.4) million, a decrease of R$ 470.8 million compared to 4Q24, broken down as follows:

•	Interest income totaled R$ 765.3 million, mainly explained by: (i) interest income of R$ 313.8 million from cash balance investments in Brazil and Argentina, with average reference interest rate of 15% in Brazil and 35% in Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 195.1 million.
•	Interest expense totaled R$ (572.1) million, mainly impacted by: (i) fair value adjustments of payables pursuant to IFRS 13/CPC 46 of R$ (304.8) million, (ii) lease liabilities interest accruals of R$ (82.8) million in accordance with IFRS 16/CPC 06, (iii) interest on tax incentives of R$ (39.2) million, and (iv) CND put option interest accruals of R$ (28.1) million.
•	Losses on derivative instruments of R$ (346.5) million, mainly explained by hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 8.7% carry cost. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 274.7 million in the country.
•	Losses on non-derivative instruments of R$ (393.1) million, reflecting foreign exchange losses related to USD purchases in Bolivia, as well as a non-cash impact from the variance of the Brazilian Real which affected the translation of certain currencies balances.
•	Taxes on financial transactions of R$ (49.3) million.
•	Other financial expenses of R$ (428.6) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expenses of R$ (61.0) million resulting from the adoption of hyperinflation accounting in Argentina.
Net finance results[10]	4Q24	4Q25	FY24	FY25
R$ million

Interest income	820.3	765.3	2,423.7	2,216.6
Interest expenses	(529.3)	(572.1)	(2,065.8)	(2,071.2)
Gains/(losses) on derivative instruments	(518.9)	(346.5)	(1,032.3)	(1,184.4)
Gains/(losses) on non-derivative instruments	291.3	(393.1)	38.9	(1,932.5)
Taxes on financial transactions	(127.8)	(49.3)	(274.4)	(266.6)
Other net financial income/(expenses)	(342.1)	(428.6)	(956.7)	(657.4)
Hyperinflation Argentina	(208.0)	(61.0)	(451.7)	(106.2)
	-	-
Net finance results	(614.6)	(1,085.4)	(2,318.2)	(4,001.7)

10 Other net financial income/(expenses) line is impacted by the effect of exceptional items below EBITDA.

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DEBT BREAKDOWN

Debt breakdown	December 31, 2024			December 31, 2025
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	932.3	1,567.1	2,499.4	885.5	1,548.3	2,433.9
Foreign Currency	344.1	609.3	953.3	281.8	671.3	953.0
Consolidated Debt	1,276.4	2,176.3	3,452.7	1,167.3	2,219.6	3,386.9

Cash and Cash Equivalents less Bank Overdrafts			28,595.7			18,638.2
Current Investment Securities			1,242.0			1,681.7

Net debt/(cash)			(26,384.9)			(16,933.0)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution[11]	4Q24	4Q25	FY24	FY25
R$ million

Profit before tax	6,910.6	5,931.7	19,487.3	19,421.7

Adjustment on taxable basis
Other non-taxable income	(120.8)	(314.2)	(497.3)	(1,174.5)
Government grants (VAT)	(90.3)	(96.1)	(118.1)	(387.5)
Share of results of joint ventures	(2.1)	(113.9)	(3.9)	(105.8)
Non-deductible expenses	128.9	336.5	178.8	641.9
Taxation on a universal basis and other adjustments related to foreign subsidiaries	180.1	405.5	150.1	594.2
Total	7,006.4	6,149.6	19,196.9	18,990.0
Aggregated weighted nominal tax rate	28.9%	29.2%	28.7%	28.1%
Taxes – nominal rate	(2,026.0)	(1,796.1)	(5,509.0)	(5,342.5)

Adjustment on tax expense
Income tax incentives	45.6	306.6	445.1	625.2
Deductible interest on capital	410.3	344.2	1,285.0	1,411.0
Tax savings arising from the amortization of goodwill	0.9	0.9	3.6	3.6
Withholding income tax	(322.6)	(20.9)	(887.5)	(201.3)
Argentina's hyperinflation effect	30.4	(8.8)	87.6	(22.9)
Recognition/(write-off) of deferred charges on tax losses	30.7	(192.4)	(74.5)	(251.4)
Others with reduced taxation	(55.3)	(35.7)	9.4	345.1
Income tax and social contribution expense	(1,886.0)	(1,402.2)	(4,640.4)	(3,433.2)
Effective tax rate	27.3%	23.6%	23.8%	17.7%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2025.

11 Other non-taxable income and others with reduced taxation lines are impacted by the effect of exceptional items below EBITDA.

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Ambev S.A.'s shareholding structure
	ON	% Outs
Interbrew International GmbH	8,441,666	53.57%
Ambrew S.A.R.L.	1,287,703	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,277,170	27.13%
Treasury shares	145,113	0.92%
	15,761,639	100.00%

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IAS 29/CPC 42 - Financial Reporting in Hyperinflationary Economies.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentine affiliates applying Hyperinflation Accounting. The IFRS/CPC rules require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2025 closing rate for 4Q25 and FY25 results).

The FY25 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY25 results against a dedicated line in the finance results; and (ii) the difference between the translation of the FY25 results at the closing exchange rate of December 31, 2025, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 4Q24, FY24, 4Q25 and FY25 on net revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q24	4Q25	FY24	FY25
Indexation(1)	722.4	404.7	2,066.5	858.8
Currency(2)	666.4	(70.9)	467.4	(1,279.5)
Total Impact	1,388.9	333.8	2,533.9	(420.7)
Normalized EBITDA
R$ million	4Q24	4Q25	FY24	FY25
Indexation(1)	124.0	19.9	362.7	18.6
Currency(2)	101.0	(76.9)	71.0	(58.3)
Total Impact	225.0	(57.0)	433.7	(39.7)

ARS/BRL average rate			175.5097	224.3701
ARS/BRL closing rate	166.8194	265.3019	166.8194	265.3019
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29/CPC 42 require adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q25, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$ 61.0 million reported in the finance results, (ii) a negative impact on the Profit of R$ 284.6 million, (iii) a negative impact on the Normalized Profit of R$ 285.8 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In FY25, the consequences of the transition were (i) a negative adjustment of R$ 106.2 million reported in the finance results, (ii) a negative impact on Profit of R$ 748.7 million, (iii) a negative impact on Normalized Profit of R$ 756.3 million, and (iv) a negative impact of R$ 0.05 on EPS, as well as on Normalized EPS.

The Q4 results are calculated by deducting from the FY results the YTD September results as published. Consequently, LAS and consolidated 4Q25, 4Q24, FY25 and FY24 results are impacted by the adjustment of YTD September results for the cumulative inflation between reporting periods, as well as by the translation of YTD September results at the FY closing exchange rate, of December 31, 2025 as follows:

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LAS - 9M As Reported	FY24	Scope	Currency Translation	Organic Growth	FY25	% Organic
Net revenue	19,829.7	(215.2)	(4,243.9)	3,102.9	17,988.3	15.6%
COGS	(10,460.4)	(44.3)	2,658.2	(1,648.7)	(9,263.8)	15.8%
COGS excl. deprec. & amort.	(9,496.8)	(24.7)	2,420.7	(1,578.9)	(8,478.6)	16.6%
Gross profit	9,369.3	(259.5)	(1,585.7)	1,454.3	8,724.5	15.5%
SG&A excl. deprec. & amort.	(4,936.0)	71.3	1,318.6	(860.6)	(4,315.4)	17.4%
SG&A deprec. & amort.	(479.9)	(124.0)	168.0	(28.0)	(457.5)	5.8%
SG&A total	(5,416.0)	(52.7)	1,486.6	(888.6)	(4,772.9)	16.4%
Other operating income/(expenses)	45.8	21.5	(20.9)	41.1	94.4	89.7%
Normalized Operating Profit	3,999.2	(290.7)	(120.0)	606.8	4,046.1	15.2%
Normalized EBITDA	5,442.7	(147.0)	(525.5)	704.5	5,288.6	12.9%

LAS - 9M Recalculated at YTD Exchange Rates	FY24	Scope	Currency Translation	Organic Growth	FY25	% Organic
Net revenue	20,901.4	(140.8)	(5,170.3)	3,102.9	18,207.9	0.0%
COGS	(11,064.1)	(91.6)	3,184.4	(1,648.7)	(9,388.5)	0.0%
COGS excl. deprec. & amort.	(10,035.3)	(65.8)	2,889.3	(1,578.9)	(8,589.8)	0.0%
Gross profit	9,837.3	(232.5)	(1,985.9)	1,454.3	8,819.4	0.0%
SG&A excl. deprec. & amort.	(5,247.0)	22.9	1,609.1	(860.6)	(4,384.3)	0.0%
SG&A deprec. & amort.	(512.3)	(132.2)	200.7	(28.0)	(465.2)	0.0%
SG&A total	(5,759.3)	(109.3)	1,809.9	(888.6)	(4,849.6)	0.0%
Other operating income/(expenses)	47.0	24.1	(23.9)	41.1	95.2	0.0%
Normalized Operating Profit	4,125.0	(317.7)	(199.9)	606.8	4,065.0	0.0%
Normalized EBITDA	5,666.1	(159.7)	(695.8)	704.5	5,329.0	0.0%

LAS - 9M Recalculation Impact in 4Q	FY24	Scope	Currency Translation	Organic Growth	FY25	% Organic
Net revenue	1,071.7	74.4	(926.4)	-	219.7	0.0%
COGS	(603.7)	(47.3)	526.2	-	(124.8)	0.0%
COGS excl. deprec. & amort.	(538.5)	(41.2)	468.6	-	(111.1)	0.0%
Gross profit	468.0	27.0	(400.2)	-	94.9	0.0%
SG&A excl. deprec. & amort.	(310.9)	(48.5)	290.5	-	(68.9)	0.0%
SG&A deprec. & amort.	(32.4)	(8.1)	32.7	-	(7.8)	0.0%
SG&A total	(343.3)	(56.6)	323.2	-	(76.6)	0.0%
Other operating income/(expenses)	1.2	2.6	(3.0)	-	0.7	0.0%
Normalized Operating Profit	125.9	(27.0)	(79.9)	-	19.0	0.0%
Normalized EBITDA	223.4	(12.7)	(170.3)	-	40.4	0.0%

LAS 3M, 6M and 9M Recalculation Impact in FY	FY24	Scope	Currency Translation	Organic Growth	FY25	% Organic
Net revenue	1,840.0	(485.2)	(1,854.1)	-	(499.4)
COGS	(984.9)	231.4	1,025.0	-	271.5
COGS excl. deprec. & amort.	(875.1)	201.1	920.6	-	246.6
Gross profit	855.0	(253.8)	(829.1)	-	(227.8)
SG&A excl. deprec. & amort.	(502.5)	91.3	548.0	-	136.8
SG&A deprec. & amort.	(50.1)	6.5	55.7	-	12.1
SG&A total	(552.7)	97.8	603.8	-	148.9
Other operating income/(expenses)	(2.4)	6.9	(5.4)	-	(0.9)
Normalized Operating Profit	299.9	(149.1)	(230.7)	-	(79.9)
Normalized EBITDA	459.9	(186.0)	(390.9)	-	(117.0)

For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA, Normalized Operating Profit and Normalized Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA, Normalized Operating Profit and Normalized Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q24	4Q25	FY24	FY25
R$ million
Attributable to equity holders of Ambev	4,880.4	4,346.6	14,437.2	15,503.4
Attributable to Non-controlling interest	144.2	182.9	409.7	485.0
Profit	5,024.6	4,529.5	14,847.0	15,988.4
Exceptional items above EBITDA	52.6	129.6	100.8	(643.3)
Exceptional items below EBITDA[12]	(58.6)	(40.1)	(73.3)	(230.1)
Normalized Profit	5,018.6	4,619.1	14,874.5	15,115.1
Exceptional items above EBITDA	(52.6)	(129.6)	(100.8)	643.3
Exceptional items below EBITDA	58.6	40.1	73.3	230.1
Income tax expense	1,886.0	1,402.2	4,640.4	3,433.2
Profit before taxes	6,910.6	5,931.7	19,487.3	19,421.7
Share of results of associates and joint ventures	(2.1)	(113.9)	(3.9)	(105.8)
Net finance results	614.6	1,085.4	2,318.2	4,001.7
Exceptional items above EBITDA	52.6	129.6	100.8	(643.3)
Normalized Operating Profit	7,575.7	7,032.8	21,902.5	22,674.3
Depreciation & amortization - total	2,044.0	1,817.1	7,126.5	6,832.1
Normalized EBITDA	9,619.7	8,849.9	29,028.9	29,506.4
Exceptional items above EBITDA	(52.6)	(129.6)	(100.8)	643.3
Share of results of joint ventures	2.1	113.9	3.9	105.8
EBITDA	9,569.2	8,834.2	28,932.0	30,255.5

12 Exceptional items below EBITDA correspond to the exceptional items that impacted net financing cost and income tax expenses.

ambev.com.br	Press Release – February 12, 2026

Page | 21

RECONCILIATION OF NET FINANCE RESULTS BETWEEN CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 13 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance.

The reconciliation between such summarized view and Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	4Q24	4Q25	FY24	FY25
R$ million
Income from cash and cash equivalents	510.7	348.0	1,519.2	1,211.3
Income from debt securities	33.4	66.1	104.7	192.1
Income from other receivables	276.2	351.2	799.8	813.2
Interest income	820.3	765.3	2,423.7	2,216.6
Interest on accounts payable present value adjustment	(288.1)	(304.8)	(1,148.3)	(1,122.1)
Interest on bank debts and tax incentives	(46.9)	(41.6)	(189.3)	(171.5)
Interest on leases	(60.5)	(82.8)	(184.3)	(271.4)
Other interest expenses	(133.7)	(143.0)	(543.9)	(506.2)
Interest expenses	(529.3)	(572.1)	(2,065.8)	(2,071.2)
Losses on hedging instruments	(518.9)	(346.5)	(1,032.3)	(1,184.4)
Gains/(losses) on derivative instruments	(518.9)	(346.5)	(1,032.3)	(1,184.4)
Exchange differences, net	291.3	(393.1)	38.9	(1,932.5)
Gains/(losses) on non-derivative instruments	291.3	(393.1)	38.9	(1,932.5)
Taxes on financial transactions	(127.8)	(49.3)	(274.4)	(266.6)
Taxes on financial transactions	(127.8)	(49.3)	(274.4)	(266.6)
Interest on provisions for disputes and litigation	(66.7)	(249.3)	(219.8)	(541.8)
Interest on pension plans	(30.2)	(25.5)	(112.6)	(107.7)
Bank guarantee expenses and surety bond premiums	(108.3)	(25.8)	(323.5)	(239.0)
Other net financial income/(expenses)	(136.9)	(128.0)	(300.8)	231.1
Other net financial income/(expenses)	(342.1)	(428.6)	(956.7)	(657.4)
Effects of the application of IAS 29 (hyperinflation)	(208.0)	(61.0)	(451.7)	(106.2)
Hyperinflation Argentina	(208.0)	(61.0)	(451.7)	(106.2)
Net finance results	(614.6)	(1,085.4)	(2,318.2)	(4,001.7)

ambev.com.br	Press Release – February 12, 2026

Page | 22

4Q & FY 2025 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	February 12, 2026 (Thursday)

Time:	13:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company, as indicated in our IR website, can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Patrick Conrad

guilherme.yokaichiya@ambev.com.br	patrick.conrad@ambev.com.br
Elisa Moukarzel Sbardelini	Leandro Ferreira De Souza

elisa.sbardelini@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – February 12, 2026

Page | 23

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Whenever used in this document, terms referring to percentage changes are intended to simplify the reader’s understanding and correspond to the following ranges, regardless of whether the variance is positive or negative: flat (0.0 - 0.1%); low-single digit (LSD: 0.2 - 3.3%); mid-single digit (MSD: 3.4 - 6.6%); high-single digit (HSD: 6.7 - 9.9%); double-digit (10.0 - 19.9%); low-teens (10.1 - 13.3%); mid-teens (13.4 - 16.6%); high-teens (16.7 - 19.9%); twenties (20.0 - 29.9%); low-twenties (20.1 – 23.3%); mid-twenties (23.4 – 26.6%); high-twenties (26.7 – 29.9%). For higher percentages that exceed the prior defined ranges, the same classification logic shall be applied accordingly.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2024 (4Q24) or to the full year of 2024 (FY24). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – February 12, 2026

Page | 24

Ambev - EBITDA to Normalized EBITDA Reconciliation by operational segment	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%

EBITDA	4,272.7	4,138.7	1.1%	810.5	820.4	16.1%	5,083.2	4,959.1	2.3%	1,439.5	1,148.7	-4.3%	2,391.2	2,020.0	-0.6%	655.3	706.3	3.5%	9,569.2	8,834.2	1.8%
% of total	44.7%	46.8%		8.5%	9.3%		53.1%	56.1%		15.0%	13.0%		25.0%	22.9%		6.8%	8.0%		100.0%	100.0%
Exceptional items	-2.9	-15.0	nm	-	-	0.0%	-2.9	-15.0	nm	-2.2	-53.5	nm	-40.0	-51.9	102.0%	-7.5	-9.3	31.4%	-52.6	-129.6	119.1%
% of total	5.5%	11.5%		0.0%	0.0%		5.5%	11.5%		4.3%	41.3%		76.1%	40.0%		14.2%	7.2%		100.0%	100.0%
Share of results of joint ventures	2.2	2.3	5.2%	-	-	0.0%	2.2	2.3	5.2%	-0.0	-	-100.0%	-	-	0.0%	-0.0	111.6	nm	2.1	113.9	nm
% of total	102.8%	2.0%		0.0%	0.0%		102.8%	2.0%		-0.6%	0.0%		0.0%	0.0%		-2.1%	98.0%		100.0%	100.0%
Normalized EBITDA	4,273.4	4,151.4	0.2%	810.5	820.4	16.1%	5,083.9	4,971.8	2.5%	1,441.7	1,202.2	-3.8%	2,431.3	2,071.9	1.1%	662.8	604.0	3.8%	9,619.7	8,849.9	1.3%
% of total	44.4%	46.9%		8.4%	9.3%		52.8%	56.2%		15.0%	13.6%		25.3%	23.4%		6.9%	6.8%		100.0%	100.0%

Ambev - EBITDA to Normalized EBITDA Reconciliation by operational segment	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%

EBITDA	13,782.8	14,004.5	3.4%	2,485.6	2,574.0	8.5%	16,268.4	16,578.5	3.8%	4,595.9	5,545.7	20.9%	5,391.1	5,168.5	10.9%	2,676.6	2,962.9	8.8%	28,932.0	30,255.5	8.4%
% of total	47.6%	46.3%		8.6%	8.5%		56.2%	54.8%		15.9%	18.3%		18.6%	17.1%		9.3%	9.8%		100.0%	100.0%
Exceptional items	-16.2	-36.1	5.8%	-	-	0.0%	-16.2	-36.1	122.5%	-9.8	824.7	nm	-51.6	-120.2	nm	-23.2	-25.2	6.6%	-100.8	643.3	nm
% of total	16.1%	-5.6%		0.0%	0.0%		16.1%	-5.6%		9.7%	128.2%		51.2%	-18.7%		23.0%	-3.9%		100.0%	100.0%
Share of results of joint ventures	4.8	-5.8	nm	-	-	0.0%	4.8	-5.8	nm	-0.5	-	-100.0%	-	-	0.0%	-0.4	111.6	nm	3.9	105.8	nm
% of total	123.7%	-5.5%		0.0%	0.0%		123.7%	-5.5%		-12.3%	0.0%		0.0%	0.0%		-11.3%	105.5%		100.0%	100.0%
Normalized EBITDA	13,794.2	14,046.3	3.2%	2,485.6	2,574.0	8.5%	16,279.8	16,620.3	4.0%	4,606.1	4,720.9	2.7%	5,442.7	5,288.6	12.9%	2,700.2	2,876.5	4.7%	29,028.9	29,506.4	5.6%
% of total	47.5%	47.6%		8.6%	8.7%		56.1%	56.3%		15.9%	16.0%		18.7%	17.9%		9.3%	9.7%		100.0%	100.0%

ambev.com.br	Press Release – February 12, 2026

Page | 25

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%		4Q24	4Q25%
Volume ('000 hl)	25,299.3	24,636.7	-2.6%	9,591.3	8,957.3	-6.6%	34,890.7	33,594.0	-3.7%	3,349.6	3,263.1	0.4%	10,059.8	9,565.8	-4.9%	2,115.7	2,100.1	-0.7%	50,415.7	48,522.9	-3.6%
R$ million
Net revenue	11,334.9	11,563.1	2.0%	2,383.7	2,431.2	2.0%	13,718.6	13,994.3	2.0%	3,270.5	2,783.5	-0.8%	7,437.3	5,665.0	13.4%	2,609.0	2,364.8	1.6%	27,035.4	24,807.6	4.8%
% of total	41.9%	46.6%		8.8%	9.8%		50.7%	56.4%		12.1%	11.2%		27.5%	22.8%		9.7%	9.5%		100.0%	100.0%
COGS	(5,029.6)	(5,510.0)	9.6%	(1,220.7)	(1,256.1)	2.9%	(6,250.3)	(6,766.1)	8.3%	(1,483.1)	(1,311.1)	3.2%	(3,684.6)	(2,677.5)	18.4%	(1,105.6)	(997.6)	1.1%	(12,523.5)	(11,752.3)	10.1%
% of total	40.2%	46.9%		9.7%	10.7%		49.9%	57.6%		11.8%	11.2%		29.4%	22.8%		8.8%	8.5%		100.0%	100.0%
Gross profit	6,305.3	6,053.0	-4.0%	1,163.0	1,175.2	1.0%	7,468.3	7,228.2	-3.2%	1,787.5	1,472.4	-4.0%	3,752.7	2,987.6	8.5%	1,503.4	1,367.2	1.9%	14,511.9	13,055.4	0.3%
% of total	43.4%	46.4%		8.0%	9.0%		51.5%	55.4%		12.3%	11.3%		25.9%	22.9%		10.4%	10.5%		100.0%	100.0%
SG&A	(3,571.3)	(3,372.0)	-5.6%	(667.2)	(577.7)	-13.4%	(4,238.6)	(3,949.7)	-6.8%	(624.4)	(514.6)	-1.8%	(1,818.4)	(1,324.0)	17.2%	(1,004.2)	(902.0)	-0.5%	(7,685.6)	(6,690.3)	0.1%
% of total	46.5%	50.4%		8.7%	8.6%		55.1%	59.0%		8.1%	7.7%		23.7%	19.8%		13.1%	13.5%		100.0%	100.0%
Other operating income/(expenses)	519.2	503.4	33.1%	225.4	125.9	2.9%	744.7	629.3	25.6%	(21.8)	(25.1)	23.0%	27.0	62.2	149.9%	(0.5)	1.2	nm	749.3	667.7	33.1%
% of total	69.3%	75.4%		30.1%	18.9%		99.4%	94.3%		-2.9%	-3.8%		3.6%	9.3%		-0.1%	0.2%		100.0%	100.0%
Normalized Operating Profit	3,253.2	3,184.4	2.0%	721.2	723.4	17.2%	3,974.4	3,907.8	4.5%	1,141.2	932.7	-5.6%	1,961.4	1,725.8	2.4%	498.7	466.5	7.2%	7,575.7	7,032.8	2.6%
% of total	42.9%	45.3%		9.5%	10.3%		52.5%	55.6%		15.1%	13.3%		25.9%	24.5%		6.6%	6.6%		100.0%	100.0%
Normalized EBITDA	4,273.4	4,151.4	0.2%	810.5	820.4	16.1%	5,083.9	4,971.8	2.5%	1,441.7	1,202.2	-3.8%	2,431.3	2,071.9	1.1%	662.8	604.0	3.8%	9,619.7	8,849.9	1.3%
% of total	44.4%	46.9%		8.4%	9.3%		52.8%	56.2%		15.0%	13.6%		25.3%	23.4%		6.9%	6.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-44.4%	-47.7%		-51.2%	-51.7%		-45.6%	-48.3%		-45.3%	-47.1%		-49.5%	-47.3%		-42.4%	-42.2%		-46.3%	-47.4%
Gross profit	55.6%	52.3%		48.8%	48.3%		54.4%	51.7%		54.7%	52.9%		50.5%	52.7%		57.6%	57.8%		53.7%	52.6%
SG&A	-31.5%	-29.2%		-28.0%	-23.8%		-30.9%	-28.2%		-19.1%	-18.5%		-24.4%	-23.4%		-38.5%	-38.1%		-28.4%	-27.0%
Other operating income/(expenses)	4.6%	4.4%		9.5%	5.2%		5.4%	4.5%		-0.7%	-0.9%		0.4%	1.1%		0.0%	0.1%		2.8%	2.7%
Normalized Operating Profit	28.7%	27.5%		30.3%	29.8%		29.0%	27.9%		34.9%	33.5%		26.4%	30.5%		19.1%	19.7%		28.0%	28.3%
Normalized EBITDA	37.7%	35.9%		34.0%	33.7%		37.1%	35.5%		44.1%	43.2%		32.7%	36.6%		25.4%	25.5%		35.6%	35.7%

Per hectoliter - (R$/hl)
Net revenue	448.0	469.3	4.8%	248.5	271.4	9.2%	393.2	416.6	5.9%	976.4	853.0	-1.1%	739.3	592.2	19.3%	1,233.2	1,126.1	2.3%	536.3	511.3	8.7%
COGS	(198.8)	(223.7)	12.5%	(127.3)	(140.2)	10.2%	(179.1)	(201.4)	12.4%	(442.8)	(401.8)	2.9%	(366.3)	(279.9)	24.5%	(522.6)	(475.0)	1.8%	(248.4)	(242.2)	14.1%
Gross profit	249.2	245.7	-1.4%	121.3	131.2	8.2%	214.0	215.2	0.5%	533.6	451.2	-4.3%	373.0	312.3	14.1%	710.6	651.0	2.7%	287.8	269.1	4.0%
SG&A	(141.2)	(136.9)	-3.0%	(69.6)	(64.5)	-7.3%	(121.5)	(117.6)	-3.2%	(186.4)	(157.7)	-2.1%	(180.8)	(138.4)	23.3%	(474.7)	(429.5)	0.2%	(152.4)	(137.9)	3.8%
Other operating income/(expenses)	20.5	20.4	36.7%	23.5	14.1	10.2%	21.3	18.7	30.4%	(6.5)	(7.7)	22.5%	2.7	6.5	162.8%	(0.2)	0.6	nm	14.9	13.8	38.1%
Normalized Operating Profit	128.6	129.3	4.8%	75.2	80.8	25.5%	113.9	116.3	8.6%	340.7	285.8	-6.0%	195.0	180.4	7.7%	235.7	222.1	8.0%	150.3	144.9	6.4%
Normalized EBITDA	168.9	168.5	2.9%	84.5	91.6	24.3%	145.7	148.0	6.5%	430.4	368.4	-4.1%	241.7	216.6	6.4%	313.3	287.6	4.5%	190.8	182.4	5.1%

ambev.com.br	Press Release – February 12, 2026

Page | 26

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%		FY24	FY25%
Volume ('000 hl)	93,634.6	89,394.5	-4.5%	34,685.6	33,614.4	-3.1%	128,320.2	123,008.9	-4.1%	12,408.6	12,035.8	-1.8%	32,447.6	32,162.3	-0.9%	8,744.1	8,622.2	-1.3%	181,920.5	175,829.2	-3.3%
R$ million
Net revenue	40,220.2	40,230.6	0.0%	8,385.2	8,800.1	4.9%	48,605.3	49,030.8	0.9%	11,023.7	10,963.9	-0.1%	19,829.7	17,988.3	15.6%	9,993.9	10,259.5	0.8%	89,452.7	88,242.5	4.0%
% of total	45.0%	45.6%		9.4%	10.0%		54.3%	55.6%		12.3%	12.4%		22.2%	20.4%		11.2%	11.6%		100.0%	100.0%
COGS	(19,282.3)	(19,380.5)	0.5%	(4,526.9)	(4,874.4)	7.7%	(23,809.3)	(24,254.9)	1.9%	(5,076.2)	(5,022.2)	-0.4%	(10,460.4)	(9,263.8)	15.8%	(4,269.2)	(4,323.3)	-0.6%	(43,615.1)	(42,864.1)	4.7%
% of total	44.2%	45.2%		10.4%	11.4%		54.6%	56.6%		11.6%	11.7%		24.0%	21.6%		9.8%	10.1%		100.0%	100.0%
Gross profit	20,937.8	20,850.2	-0.4%	3,858.2	3,925.7	1.8%	24,796.0	24,775.9	-0.1%	5,947.5	5,941.7	0.0%	9,369.3	8,724.5	15.5%	5,724.7	5,936.3	1.9%	45,837.6	45,378.3	3.4%
% of total	45.7%	45.9%		8.4%	8.7%		54.1%	54.6%		13.0%	13.1%		20.4%	19.2%		12.5%	13.1%		100.0%	100.0%
SG&A	(12,849.6)	(12,427.4)	-3.3%	(2,310.8)	(2,234.4)	-3.3%	(15,160.4)	(14,661.7)	-3.3%	(2,209.9)	(2,070.2)	-5.7%	(5,416.0)	(4,772.9)	16.4%	(3,606.2)	(3,635.1)	-1.0%	(26,392.4)	(25,139.9)	0.9%
% of total	48.7%	49.4%		8.8%	8.9%		57.4%	58.3%		8.4%	8.2%		20.5%	19.0%		13.7%	14.5%		100.0%	100.0%
Other operating income/(expenses)	1,878.3	1,891.1	12.3%	537.5	479.6	13.3%	2,415.8	2,370.8	12.5%	(13.5)	(22.2)	76.7%	45.8	94.4	89.7%	9.2	(7.1)	-175.9%	2,457.3	2,435.9	13.0%
% of total	76.4%	77.6%		21.9%	19.7%		98.3%	97.3%		-0.6%	-0.9%		1.9%	3.9%		0.4%	-0.3%		100.0%	100.0%
Normalized Operating Profit	9,966.6	10,313.9	5.5%	2,084.9	2,171.0	10.1%	12,051.5	12,484.9	6.3%	3,724.1	3,849.3	3.2%	3,999.2	4,046.1	15.2%	2,127.7	2,294.1	6.1%	21,902.5	22,674.3	7.4%
% of total	45.5%	45.5%		9.5%	9.6%		55.0%	55.1%		17.0%	17.0%		18.3%	17.8%		9.7%	10.1%		100.0%	100.0%
Normalized EBITDA	13,794.2	14,046.3	3.2%	2,485.6	2,574.0	8.5%	16,279.8	16,620.3	4.0%	4,606.1	4,720.9	2.7%	5,442.7	5,288.6	12.9%	2,700.2	2,876.5	4.7%	29,028.9	29,506.4	5.6%
% of total	47.5%	47.6%		8.6%	8.7%		56.1%	56.3%		15.9%	16.0%		18.7%	17.9%		9.3%	9.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.9%	-48.2%		-54.0%	-55.4%		-49.0%	-49.5%		-46.0%	-45.8%		-52.8%	-51.5%		-42.7%	-42.1%		-48.8%	-48.6%
Gross profit	52.1%	51.8%		46.0%	44.6%		51.0%	50.5%		54.0%	54.2%		47.2%	48.5%		57.3%	57.9%		51.2%	51.4%
SG&A	-31.9%	-30.9%		-27.6%	-25.4%		-31.2%	-29.9%		-20.0%	-18.9%		-27.3%	-26.5%		-36.1%	-35.4%		-29.5%	-28.5%
Other operating income/(expenses)	4.7%	4.7%		6.4%	5.5%		5.0%	4.8%		-0.1%	-0.2%		0.2%	0.5%		0.1%	-0.1%		2.7%	2.8%
Normalized Operating Profit	24.8%	25.6%		24.9%	24.7%		24.8%	25.5%		33.8%	35.1%		20.2%	22.5%		21.3%	22.4%		24.5%	25.7%
Normalized EBITDA	34.3%	34.9%		29.6%	29.2%		33.5%	33.9%		41.8%	43.1%		27.4%	29.4%		27.0%	28.0%		32.5%	33.4%

Per hectoliter - (R$/hl)
Net revenue	429.5	450.0	4.8%	241.7	261.8	8.3%	378.8	398.6	5.2%	888.4	910.9	1.7%	611.1	559.3	16.7%	1,142.9	1,189.9	2.2%	491.7	501.9	7.5%
COGS	(205.9)	(216.8)	5.3%	(130.5)	(145.0)	11.1%	(185.5)	(197.2)	6.3%	(409.1)	(417.3)	1.5%	(322.4)	(288.0)	16.8%	(488.2)	(501.4)	0.8%	(239.7)	(243.8)	8.3%
Gross profit	223.6	233.2	4.3%	111.2	116.8	5.0%	193.2	201.4	4.2%	479.3	493.7	1.9%	288.8	271.3	16.5%	654.7	688.5	3.3%	252.0	258.1	6.9%
SG&A	(137.2)	(139.0)	1.3%	(66.6)	(66.5)	-0.2%	(118.1)	(119.2)	0.9%	(178.1)	(172.0)	-4.0%	(166.9)	(148.4)	17.4%	(412.4)	(421.6)	0.3%	(145.1)	(143.0)	4.3%
Other operating income/(expenses)	20.1	21.2	17.6%	15.5	14.3	16.9%	18.8	19.3	17.4%	(1.1)	(1.8)	80.0%	1.4	2.9	91.4%	1.0	(0.8)	-177.0%	13.5	13.9	16.9%
Normalized Operating Profit	106.4	115.4	10.5%	60.1	64.6	13.6%	93.9	101.5	10.9%	300.1	319.8	5.1%	123.3	125.8	16.2%	243.3	266.1	7.5%	120.4	129.0	11.0%
Normalized EBITDA	147.3	157.1	8.1%	71.7	76.6	12.0%	126.9	135.1	8.5%	371.2	392.2	4.6%	167.7	164.4	13.9%	308.8	333.6	6.2%	159.6	167.8	9.1%

ambev.com.br	Press Release – February 12, 2026

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CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2024	December 31, 2025

Assets
Current assets
Cash and cash equivalents	28,595.7	18,638.2
Investment securities	1,242.0	1,681.7
Trade receivables	6,269.9	6,351.6
Derivative financial instruments	1,218.6	769.2
Inventories	11,689.8	10,520.1
Recoverable taxes	3,582.3	3,623.4
Other assets	1,557.7	1,911.9
	54.155,8	43.496,2

Assets held for sale	-	379.4
	54,155.8	43,875.6

Non-current assets
Investment securities	184.5	123.3
Derivative financial instruments	-	8.9
Recoverable taxes	10,504.0	10,149.1
Deferred tax assets	8,691.7	8,404.4
Other assets	1,462.6	1,784.7
Employee benefits	70.5	29.9
Long term assets	20,913.2	20,500.4

Investments in associates and joint ventures	395.4	485.8
Property, plant and equipment	30,170.2	27,644.3
Intangible assets	12,530.7	11,042.7
Goodwill	44,342.7	41,538.4
	108,352.2	101,211.6

Total assets	162,507.9	145,087.1

Equity and liabilities
Current liabilities
Trade payables	25,223.5	23,742.8
Derivative financial instruments	204.7	925.1
Interest-bearing loans and borrowing	1,276.4	1,167.3
Payroll and social security payables	2,779.8	2,200.7
Dividends and interest on capital payables	8,487.2	4,927.8
Income tax and social contribution payable	1,941.5	1,437.3
Taxes and contributions payable	5,648.4	6,003.1
Other liabilities	3,386.2	4,623.7
Provisions	440.9	571.4
	49,388.7	45,599.3

Non-current liabilities
Trade payables	327.7	313.0
Derivative financial instruments	6.7	0.3
Interest-bearing loans and borrowing	2,176.3	2,219.6
Deferred tax liabilities	5,007.7	3,912.3
Income tax and social contribution payable	1,372.4	713.6
Taxes and contributions payable	597.4	659.7
Other liabilities, including put options granted on subsidiaries	1,142.8	4.3
Provisions	670.9	877.7
Employee benefits	2,236.7	2,012.7
	13,538.7	10,713.1

Total liabilities	62,927.4	56,312.4

Equity
Issued capital	58,226.0	58,275.1
Reserves	108,973.4	108,003.5
Carrying value adjustments	(68,557.3)	(78,364.5)
Equity attributable to Ambev’s shareholders	98,642.1	87,914.0
Non-controlling interest	938.4	860.7
Total Equity	99,580.5	88,774.8

Total equity and liabilities	162,507.9	145,087.1

ambev.com.br	Press Release – February 12, 2026

Page | 28

CONSOLIDATED INCOME STATEMENT	4Q24	4Q25	FY24	FY25
R$ million

Net revenue	27,035.4	24,807.6	89,452.7	88,242.5
Cost of goods sold	(12,523.5)	(11,752.3)	(43,615.1)	(42,864.1)
Gross profit	14,511.9	13,055.4	45,837.6	45,378.3

Distribution expenses	(3,287.4)	(2,912.2)	(11,557.2)	(10,928.9)
Sales and marketing expenses	(2,510.5)	(2,185.3)	(8,634.2)	(8,348.1)
Administrative expenses	(1,887.7)	(1,592.7)	(6,201.1)	(5,862.9)
Other operating income/(expenses)	749.3	667.7	2,457.3	2,435.9

Normalized Operating Profit	7,575.7	7,032.8	21,902.5	22,674.3

Exceptional items	(52.6)	(129.6)	(100.8)	643.3

Income from operations	7,523.1	6,903.2	21,801.7	23,317.6

Net finance results	(614.6)	(1,085.4)	(2,318.2)	(4,001.7)
Share of results of joint ventures	2.1	113.9	3.9	105.8

Profit before income tax	6,910.6	5,931.7	19,487.3	19,421.7

Income tax expense	(1,886.0)	(1,402.2)	(4,640.4)	(3,433.2)

Profit	5,024.6	4,529.5	14,847.0	15,988.4
Equity holders of Ambev	4,880.4	4,346.6	14,437.2	15,503.4
Non-controlling interest	144.2	182.9	409.7	485.0

Basic earnings per share (R$)	0.31	0.28	0.92	0.99
Diluted earnings per share (R$)	0.31	0.28	0.91	0.99

Normalized Profit	5,018.6	4,619.1	14,874.5	15,115.1

Normalized basic earnings per share (R$)	0.31	0.28	0.92	0.94
Normalized diluted earnings per share (R$)	0.31	0.28	0.91	0.93

Number of basic shares outstanding (million of shares)	15,728.2	15,600.5	15,734.5	15,617.5
Number of diluted shares outstanding (million of shares)	15,809.8	15,666.8	15,816.1	15,683.9

ambev.com.br	Press Release – February 12, 2026

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CONSOLIDATED STATEMENT OF CASH FLOWS	4Q24	4Q25	FY24	FY25
R$ million

Net income	5,024.6	4,529.5	14,847.0	15,988.4
Depreciation, amortization and impairment	2,044.0	1,817.1	7,126.4	6,832.1
Impairment losses on receivables and inventory	133.4	57.2	379.1	257.9
Additions to/(reversals of) provisions and employee benefits	137.6	246.3	348.0	521.2
Net financial results	614.6	1,085.4	2,318.2	4,001.7
Losses/(gains) on sales of property, plant and equipment and intangible assets	(46.4)	(13.2)	(121.3)	(85.2)
Losses/(gains) on sales of operations in subsidiaries	-	22.5	-	(862.0)
Share-based payment expenses	113.7	148.1	400.9	454.2
Income tax expenses	1,886.0	1,402.2	4,640.4	3,433.2
Share of results of associates and joint ventures	(2.1)	(113.9)	(3.9)	(105.8)
Hedge operations	(592.3)	105.8	(967.2)	(689.0)
Cash flow from operating activities before changes in working capital	9,313.1	9,287.0	28,967.7	29,746.8
(Increase)/decrease in trade and other receivables	485.2	(1,097.2)	220.4	(312.9)
(Increase)/decrease in inventories	(432.1)	5.0	(1,702.6)	(30.9)
Increase/(decrease) in trade and other payables	4,743.9	5,392.8	1,317.2	(1,272.2)
Cash generated from operations	14,110.1	13,587.5	28,802.8	28,130.8
Interest paid	(337.4)	(279.7)	(742.1)	(886.9)
Interest received	530.7	369.3	1,629.6	1,355.5
Dividends received	5.2	16.8	26.6	38.8
Income tax paid	(394.3)	(442.1)	(3,617.9)	(4,187.9)
Cash flow from operating activities	13,914.3	13,251.9	26,099.0	24,450.3

Proceeds from sales of property, plant and equipment and intangible assets	53.1	62.2	170.6	167.3
Acquisitions of property, plant and equipment and intangible assets	(1,519.1)	(1,630.2)	(4,749.1)	(4,590.5)
Sale/(acquisition) of subsidiaries, net of cash acquired	6.9	(293.3)	10.3	(91.6)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities	(11.5)	(172.6)	(888.6)	(441.5)
Net proceeds/(acquisitions) of other assets	(0.2)	(0.6)	(6.6)	6.2
Cash flow from/(used in) investing activities	(1,470.8)	(2,034.5)	(5,463.5)	(4,950.2)

Capital increases(reduction)/ in associates and subsidiaries	-	(61.2)	17.5	(64.9)
Capital increases/(reduction) in non-controlling interest	-	-	(1.3)	-
Proceeds from/(buybacks of) treasury shares	(100.1)	(29.6)	(467.6)	(1,860.8)
Acquisitions of non-controlling interest	-	-	(1,717.0)	-
Proceeds from borrowing	28.8	41.6	489.1	51.1
Repayments of borrowing	(47.4)	(46.2)	(604.7)	(177.5)
Cash net of finance costs other than interest	(939.5)	(646.0)	(2,680.9)	(3,103.6)
Payments of lease liabilities	(335.8)	(305.1)	(1,330.7)	(1,152.3)
Dividends and interest on capital paid	(3,868.9)	(9,689.8)	(4,056.4)	(20,463.5)
Cash flow from/(used in) financing activities	(5,262.8)	(10,736.4)	(10,352.0)	(26,771.5)

Net increase/(decrease) in cash and cash equivalents	7,180.7	481.1	10,283.6	(7,271.4)
Cash and cash equivalents at the beginning of the year	(26,999.0)	18,307.7	16,059.0	28,595.7
Effects of exchange rate fluctuations on cash and cash equivalents	1,630.6	(150.6)	2,253.1	(2,686.0)
Cash and cash equivalents at the end of the year	(18,187.7)	18,638.2	28,595.7	18,638.2

ambev.com.br	Press Release – February 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer